UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 29, 2023
UBS Group AG
(Translation of registrant’s name into English)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number 001-36764
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number 001-33434
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F

Explanatory note
On September 29, 2023, the Credit Suisse Financial Report 6M23 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into each of the registration statements on Form F-3 (Registration Numbers 333-272539 and 333-272452) and on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143 and 333-272975) and into each prospectus outstanding under any of the foregoing registration statements, as well as any outstanding offering circular or similar document issued or authorized by Credit Suisse AG that incorporates by reference any Forms 6-K of Credit Suisse AG that are incorporated into its registration statements filed with the US Securities and Exchange Commission (SEC), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the section of the attached Financial Report on page 120 entitled “Other information” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such registration statement, prospectus, offering circular or similar document.
Credit Suisse AG files an annual report on Form 20-F and files semi-annual reports, including unaudited interim financial information, and furnishes or files other reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse AG are also available under “Investor Relations” on Credit Suisse AG’s website at www.credit-suisse.com. Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.
Unless the context otherwise requires, references herein to “Credit Suisse,” “the Bank,” “we,” “us” and “our” mean Credit Suisse AG and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Bank is included in this report on Form 6-K, which should be read together with the Bank’s annual report on Form 20-F for the year ended December 31, 2022 (Credit Suisse 2022 20-F) filed with the SEC on March 14, 2023, and the Bank’s financial report for the first six months of 2023 (Credit Suisse Financial Report 6M23), filed with the SEC as Exhibit 99.1 hereto.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Bank’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 14, 2023 (references to “Credit Suisse,” the “Group,” “we,” “us” and “our” in such information are also related to the consolidated businesses carried on by Credit Suisse AG and its subsidiaries, and therefore should be treated as references to Credit Suisse AG and its consolidated subsidiaries, to the extent relevant following implementation of the acquisition), in the “Risk factors” section in the Form 6-K filed on August 31, 2023 by UBS Group AG, UBS AG and Credit Suisse AG and subsequent annual reports on Form 20-F filed by UBS Group AG and the Bank with the SEC, UBS Group AG’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Capitalization and indebtedness
	Bank
end of	2Q23	4Q22
Capitalization and indebtedness (CHF million)
Due to banks	9,175	11,905
Customer deposits	182,557	234,554
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,949	20,371
Long-term debt	134,577	150,661
All other liabilities	108,344	64,072
Total liabilities	437,602	481,563
Total equity	46,133	48,476
Total capitalization and indebtedness	483,735	530,039
Condensed consolidated financial statements
The Credit Suisse Financial Report 6M23, filed as Exhibit 99.1 hereto, includes the Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2023 and 2022.

Exhibits
No. Description
99.1 Credit Suisse AG Financial Report 6M23
101.1 Interactive data files (XBRL-related documents)
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2023
UBS Group AG
By:
/s/ Sergio Ermotti
/s/ Todd Tuckner
Sergio Ermotti
Todd Tuckner
Group Chief Executive Officer
Group Chief Financial Officer
CREDIT SUISSE AG
By:
/s/ Ulrich Körner
/s/ Simon Grimwood
Ulrich Körner
Simon Grimwood
Chief Executive Officer
Chief Financial Officer